EXHIBIT 21.1

Royal Gold, Inc. and its Subsidiaries
As of December 31, 2024

Name	State / Province / Country of Incorporation	Ownership Percentage
Royal Gold, Inc.	Delaware
Denver Mining Finance Company, Inc.	Colorado	100%
Crescent Valley Partners, L.P.	Colorado	93.077%
Royal Crescent Valley, LLC	Delaware	100%
RG Royalties, LLC	Delaware	100%
RG Goldrush, LLC	Delaware	100%
RGLD Holdings, LLC	Delaware	100%
RGLD Gold (Canada) ULC(1)	Alberta	100%
International Royalty Corporation	Canada	100%
4324421 Canada, Inc.	Canada	100%
Labrador Nickel Royalty Limited Partnership	Ontario	90%
Royal Gold International Holdings, Inc.	Delaware	100%
RGLD UK Holdings Limited	United Kingdom	100%
RGLD Gold AG	Switzerland	100%
Royal Gold Corporation	Canada	100%
(1)Royal Gold, Inc. owns approximately 20.7078% and RGLD Holdings, LLC owns approximately 79.2922% of RGLD Gold (Canada) ULC.